UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-37384

GALAPAGOS NV

(Translation of registrant’s name into English)

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

First Half-Year 2023 Results

On August 3, 2023, the Registrant announced its unaudited first half-year results for 2023 in a press release and half year-report, copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

Exhibit	Description

99.1	Press Release dated August 3, 2023

99.2	H1 Report 2023

The information contained in this Report on Form 6-K, including Exhibits 99.1 and 99.2, except for the quotes of Dr. Paul Stoffels and Thad Huston included in Exhibits 99.1 and 99.2, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-204567, 333-208697, 333-211834, 333-215783, 333-218160, 333-225263, 333-231765, 333-249416, 333-260500, and 333-268756).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAPAGOS NV
(Registrant)

Date: August 4, 2023	/s/ Annelies Denecker
Annelies Denecker
Company Secretary